Exhibit 99.2

The Lion Electric Company

Condensed Interim Consolidated

Financial Statements

As at and for the three and six months ended

June 30, 2021 and 2020

Unaudited Condensed Interim Consolidated Financial Statements

Consolidated Statements of Financial Position	2

Consolidated Statements of Loss and Comprehensive Loss	3

Consolidated Statements of Changes in Equity	4

Consolidated Statements of Cash Flows	5

Notes to Condensed Interim Consolidated Financial Statements	6 - 20

The Lion Electric Company

Consolidated Statements of Financial Position

As at June 30, 2021 and December 31, 2020

(Unaudited, In US dollars)

	Notes	June 30, 2021	December 31, 2020
		$	$
ASSETS
Current
Cash		364,304,209	—
Inventories		59,516,565	38,073,303
Accounts receivable		26,220,690	18,505,072
Prepaid expenses		6,044,395	1,078,148

Current assets		456,085,859	57,656,523

Non-current
Property, plant and equipment		9,338,550	5,446,807
Right-of-use assets	7	10,730,563	7,498,724
Intangible assets		60,982,970	42,090,843
Contract asset	9	14,436,062	14,327,709

Non-current assets		95,488,145	69,364,083

Total assets		551,574,004	127,020,606

LIABILITIES
Current
Bank indebtedness and other indebtedness		10,890,591	28,733,983
Trade and other payables		27,337,222	12,404,614
Current portion of share-based compensation liability	10	—	35,573,558
Current portion of long-term debt		2,825,984	26,699,276
Current portion of lease liabilities	7	2,436,053	1,814,635

Current liabilities		43,489,850	105,226,066

Non-current
Share-based compensation liability	10	—	35,126,025
Long-term debt		79,001	118,539
Convertible debt instruments	11	—	18,866,890
Lease liabilities	7	8,459,429	5,904,473
Share warrant obligations	9	297,439,350	31,549,033
Common shares, retractable	5	—	25,855,509

Non-current liabilities		305,977,780	117,420,469

Total liabilities		349,467,630	222,646,535

SHAREHOLDERS’ EQUITY (DEFICIENCY)
Share capital		397,559,231	32,562,541
Conversion options on convertible debt instruments, net of tax	11	—	1,472,520
Contributed surplus		133,258,720	—
Deficit		(321,034,410)	(126,430,406)
Cumulative translation adjustment		(7,677,167)	(3,230,584)

Total equity (deficiency)		202,106,374	(95,625,929)

Total equity (deficiency) and liabilities		551,574,004	127,020,606

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

The Lion Electric Company

Consolidated Statements of Loss and Comprehensive Loss

For the three and six months ended June 30, 2021 and 2020

(Unaudited, In US dollars)

	Notes	Three months ended		Six months ended
		June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
		$	$	$	$
Revenue		16,688,939	6,077,475	22,914,417	7,305,914
Cost of sales		15,789,144	5,028,540	23,821,445	7,313,216

Gross profit		899,795	1,048,935	(907,028)	(7,302)

Administrative expenses	10	50,002,162	1,145,563	56,272,131	1,906,316
Selling expenses	10	13,338,268	858,987	17,721,847	2,465,850
Transaction costs		13,654,851	—	13,654,851	—

Operating loss		(76,095,486)	(955,615)	(88,555,857)	(4,379,468)

Finance costs	12	3,001,634	1,885,023	6,909,024	3,764,523
Foreign exchange loss (gain)		102,562	(1,517,003)	(76,091)	(1,151,077)
Change in fair value of share warrant obligations	9	99,290,459	—	99,215,214	—

Net loss for the period		(178,490,141)	(1,323,635)	(194,604,004)	(6,992,914)

Other comprehensive loss
Item that will be subsequently reclassified to net loss
Foreign currency translation adjustment		(3,144,116)	(40,899)	(4,446,583)	(153,139)

Comprehensive loss for the period		(181,634,257)	(1,364,534)	(199,050,587)	(7,146,053)

Loss per share
Basic loss per share	13	(1.13)	(0.01)	(1.45)	(0.06)

Diluted loss per share	13	(1.13)	(0.01)	(1.45)	(0.06)

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

The Lion Electric Company

Consolidated Statements of Changes in Equity

For the six months ended June 30, 2021 and 2020

(Unaudited, In US dollars, except for number of shares)

	Notes	Number of shares	Share capital	Contributed surplus	Conversion options	Deficit	Cumulative translation adjustment	Total equity (deficiency)
			$	$	$	$	$	$
Balance at January 1, 2021		110,551,314	32,562,541	—	1,472,520	(126,430,406)	(3,230,584)	(95,625,929)
Transfer from share-based compensation liability	10	—	—	130,276,188	—	—	—	130,276,188
Transfer of retractable common shares from liability	5	17,994,857	29,072,804	—	—	—	—	29,072,804
Share-based compensation	10	—	—	4,075,968	—	—	—	4,075,968
Shares issued pursuant to exercise of stock options	10	70,000	1,147,830	(1,093,436)	—	—	—	54,394
Issuance of shares through private placement	5	20,040,200	197,651,681	—	—	—	—	197,651,681
Redemption of conversion option on convertible debt instruments	5,11	—	—	—	(1,472,520)	—	—	(1,472,520)
Issuance of shares upon business combination transaction	5	39,911,231	137,124,375	—	—	—	—	137,124,375
Net loss for the period		—	—	—	—	(194,604,004)	—	(194,604,004)
Other comprehensive loss
Foreign currency translation adjustment		—	—	—	—	—	(4,446,583)	(4,446,583)

Balance at June 30, 2021		188,567,602	397,559,231	133,258,720	—	(321,034,410)	(7,677,167)	202,106,374

Balance at January 1, 2020		110,551,314	32,562,541	—	—	(29,078,739)	1,400,289	4,884,091
Issuance of convertible debt instruments	11	—	—	—	422,940	—	—	422,940
Net loss for the period		—	—	—	—	(6,992,914)	—	(6,992,914)
Other comprehensive loss
Foreign currency translation adjustment		—	—	—	—	—	(153,139)	(153,139)

Balance at June 30, 2020		110,551,314	32,562,541	—	422,940	(36,071,653)	1,247,150	(1,839,022)

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

The Lion Electric Company

Consolidated Statements of Cash Flows

For the three and six months ended June 30, 2021 and 2020

(Unaudited, In US Dollars)

	Three months ended		Six months ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
	$	$	$	$
OPERATING ACTIVITIES
Net loss for the period	(178,490,141)	(1,323,635)	(194,604,004)	(6,992,914)
Non-cash items:
Amortization – property, plant and equipment	382,875	143,565	674,267	253,682
Amortization – right-of-use assets (note 7)	631,532	349,338	1,089,101	689,809
Amortization – intangible assets	249,540	60,022	484,389	94,975
Amortization – contract asset (note 9)	284,625	—	284,625	—
Stock-based compensation (note 10)	54,799,496	285,041	60,004,848	536,084
Accretion expense on common shares, retractable (note 12)	415,850	1,182,254	2,031,863	2,378,675
Accretion expense on balance of purchase price payable related to the acquisition of the dealership rights (note 12)	133,724	200,979	286,844	409,697
Accretion expense on convertible debt instruments (note 12)	1,705,883	76,893	2,503,097	101,781
Change in fair value of share warrant obligation (note 9)	99,290,459	—	99,215,214	—
Unrealized foreign exchange loss (gain)	(398,443)	(144,703)	(434,369)	182,986
Net change in non-cash working capital items (note 14)	(19,658,089)	(3,739,952)	(22,252,943)	(6,055,590)

Cash flows used in operating activities	(40,652,689)	(2,910,198)	(50,717,068)	(8,400,815)

INVESTING ACTIVITIES
Acquisition of property, plant and equipment	(3,284,824)	(428,793)	(4,396,723)	(1,297,581)
Acquisition of intangible assets	(10,716,772)	(2,497,201)	(17,166,957)	(5,277,815)
Government assistance related to intangible assets	1,321,125	—	1,777,315	1,222,987

Cash flows used in investing activities	(12,680,471)	(2,925,994)	(19,786,365)	(5,352,409)

FINANCING ACTIVITIES
Net change in credit facilities	(21,239,925)	(347,431)	(16,262,610)	5,123,848
Repayment of loans on research and development tax credits and subsidies receivable	—	—	(2,745,712)	—
Increase in long-term debt	—	7,185,361	15,775,473	7,185,361
Repayment of long-term debt	(41,035,572)	(652,719)	(41,405,598)	(1,338,707)
Repayment of convertible debt instruments	(23,903,068)	—	(23,903,068)	—
Payment of lease liabilities	(582,250)	(308,851)	(1,029,975)	(524,484)
Proceeds from issuance of convertible debt instruments, net of issuance costs	—	—	—	3,671,299
Proceeds from issuance of shares through private placement, net of issuance costs	197,651,681	—	197,651,681	—
Proceeds from the issuance of shares through exercise of stock options	54,394	—	54,394	—
Proceeds from issuance of shares through business combination transaction	308,232,870	—	308,232,870	—

Cash flows from financing activities	419,178,130	5,876,360	436,367,455	14,117,317

Effect of exchange rate changes on cash held in foreign currency	(1,406,691)	(178,942)	(1,468,737)	(200,643)

Net increase (decrease) in cash	364,438,279	(138,774)	364,395,285	163,450
Cash (bank overdraft), beginning of period	(134,070)	134,116	(91,076)	(168,108)

Cash (bank overdraft), end of period	364,304,209	(4,658)	364,304,209	(4,658)

Other information on cash flows related to operating activities:
Income taxes paid	—	—	—	—
Interest paid	2,950,374	400,907	4,000,843	790,948
Interest paid under lease liabilities	107,732	64,928	189,605	130,952

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

The Lion Electric Company

Notes to Condensed Interim Consolidated Financial Statements

As at and for the three and six months ended June 30, 2021 and 2020

(Unaudited, in US dollars, except number of shares)

1 - REPORTING ENTITY AND NATURE OF OPERATIONS

The principal activities of The Lion Electric Company (“Lion” or the “Company”) and its subsidiaries (together referred to as the “Group”) include design, development, manufacturing and distribution of purpose-built all-electric medium and heavy-duty urban vehicles including battery systems, chassis, bus bodies and truck cabins. The Group also distributes truck and bus parts and accessories.

The Company is incorporated under the Business Corporations Act (Quebec) and is the Group’s ultimate parent company. Its registered office and principal place of business is 921, chemin da la Riviere-du-Nord, Saint-Jerome, Quebec, Canada. These unaudited condensed interim consolidated financial statements (“financial statements”) are as at and for the three and six months ended June 30, 2021, and 2020, and include the accounts of the Company and its subsidiaries. The Company is a publicly listed entity, and its shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol LEV.

2 - BASIS OF PRESENTATION AND STATEMENT OF COMPLIANCE WITH IFRS

These financial statements present the Group’s consolidated financial position as at June 30, 2021 and December 31, 2020 as well as its consolidated loss and comprehensive loss for the three and six months ended June 30, 2021 and 2020, the Group’s cash flows for the three and six months ended June 30, 2021 and 2020, and changes in equity for the six months ended June 30, 2021 and 2020. These financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 - Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”) and are expressed in United States (“US”) dollars for reporting purposes and should be read in conjunction with the Company’s fiscal 2020 audited consolidated financial statements. The functional currency of the Company and its subsidiaries is the Canadian dollar, except for NGA (defined further below in note 5) whose functional currency is the US dollar.

Certain information and footnote disclosures normally included in annual audited consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the IASB, have been omitted or condensed and therefore these financial statements should be read in conjunction with the consolidated financial statements for the year ended December 31, 2020. These financial statements reflect all adjustments which are, in the opinion of management, necessary to present a fair statement of the results for these interim periods. These adjustments are of a normal recurring nature.

The Company applied the same accounting policies in the preparation of these financial statements as those disclosed in note 3 of its most recent annual consolidated financial statements for the year ended December 31, 2020. These financial statements have been approved for issue by the Board of Directors on August 12, 2021.

The Lion Electric Company

Notes to Condensed Interim Consolidated Financial Statements

As at and for the three and six months ended June 30, 2021 and 2020

(Unaudited, in US dollars, except number of shares)

3 - NEW ACCOUNTING STANDARDS AND INTERPRETATIONS NOT YET APPLIED

Amendments to IAS 1, Presentation of Financial Statements

On January 23, 2020, the IASB issued narrow-scope amendments to IAS 1, Presentation of Financial Statements, to clarify how to classify debt and other liabilities as current or non-current. The amendments (which affect only the presentation of liabilities in the statement of financial position) clarify that the classification of liabilities as current or non-current should be based on rights that are in existence at the end of the reporting period to defer settlement by at least twelve months and make explicit that only rights in place at the end of the reporting period should affect the classification of a liability; clarify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability; and make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets, or services. The amendments are effective for annual reporting periods beginning on or after January 1, 2023 and are to be applied retrospectively. Earlier application is permitted. The Company is currently evaluating the impact of the amendment on its consolidated financial statements.

4 - ESTIMATES

When preparing the financial statements, management undertakes a number of judgements, estimates and assumptions about recognition and measurement of assets, liabilities, income and expenses. The actual results may differ from the judgements, estimates and assumptions made by management, and will seldom equal the estimated results.

The judgements, estimates and assumptions applied in the financial statements, including the key sources of estimation uncertainty, were the same as those applied in the Group’s last annual consolidated financial statements for the year ended December 31, 2020.

5 - BUSINESS COMBINATION, PLAN OF REORGANIZATION AND REGISTRATION STATEMENT

On May 6, 2021, the Company successfully completed its business combination and plan of reorganization (the “Transaction”) with Northern Genesis Acquisition Corp. (“NGA”), which was announced on November 30, 2020.

The Company treated the Transaction as a capital transaction equivalent to the issue of shares of the Company in exchange for the net monetary assets of NGA. The Transaction did not constitute a business combination as defined under IFRS 3, Business Combinations, as NGA is a non-operating entity that does not meet the definition of a business under IFRS 3. Accordingly, upon consummation of the Transaction, each outstanding share of NGA’s common stock held by an NGA stockholder was exchanged into one newly issued common share of the Company and each outstanding warrant to purchase shares of NGA’s common stock was converted into a warrant to acquire one common share of the Company, at a price of $11.50 per share. A total of 39,911,231 common shares were issued in exchange for the NGA common stock outstanding and 27,111,741 NGA warrants were converted into 27,111,741 warrants of the Company. Such warrants are classified as a liability and are measured at fair value. As a result, the Company consolidated the following as at the Transaction date:

The Lion Electric Company

Notes to Condensed Interim Consolidated Financial Statements

As at and for the three and six months ended June 30, 2021 and 2020

(Unaudited, in US dollars, except number of shares)

5 - BUSINESS COMBINATION, PLAN OF REORGANIZATION AND REGISTRATION STATEMENT (Continued)

•	Cash of $308,232,870

•	Trade and other payables of $1,655,636

•	Issued warrant liabilities with a fair value of $169,452,859

•	Issued share capital of $137,124,375

As part of the closing of the Transaction, the Company filed articles of amendment and consolidation whereby such articles provided, amongst other things, for the creation of an unlimited number of preferred shares and a stock split of 1:4.1289 becoming effective on May 6, 2021. Accordingly, all shares, stock options, warrants and per share information presented in the financial statements have been adjusted to reflect the stock split on a retroactive basis for all periods presented.

In addition to the closing of the Transaction, a concurrent private placement for the issuance of 20,040,200 common shares (post share split) also closed for gross proceeds of $200,402,000 (or $10.00 per share), for net proceeds of $197,651,681 after the deduction of share issue costs. 17,994,857 retractable common shares having a carrying amount of $29,072,804 as at May 6, 2021 related to a repurchase (put) right in favor of shareholders were reclassified from non-current liabilities to equity at the closing of the Transaction, as the Company’s unanimous shareholders’ agreement was terminated in accordance with its terms effective as of closing of the Transaction and such repurchase rights did not become exercisable at or before the closing of the Transaction.

In connection with the Transaction, the Company also repaid its non-revolving term loans and revolving credit facility advances owed to the National Bank of Canada, and its convertible debt instruments with Investissement Québec.

In conjunction with the Transaction, the Company filed a F-4 registration statement and subsequent amendments with the Securities and Exchange Commission as well as a non-offering prospectus with the Canadian securities regulators and upon consummation of the Transaction and effective May 7, 2021, the Company was listed on the New York Stock Exchange and the Toronto Stock Exchange.

The Lion Electric Company

Notes to Condensed Interim Consolidated Financial Statements

As at and for the three and six months ended June 30, 2021 and 2020

(Unaudited, in US dollars, except number of shares)

6 - ENTITY-WIDE DISCLOSURES

The Group has one reportable operating segment, the manufacturing and sales of electric vehicles in Canada and in the United States.

The Group’s revenue from external customers are divided into the following geographical areas:

	Three months ended		Six months ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
	$	$	$	$
Canada	11,013,255	2,672,238	16,591,012	3,213,693
United States	5,675,684	3,405,237	6,323,405	4,092,221

	16,688,939	6,077,475	22,914,417	7,305,914

During the three months ended June 30, 2021, 50.8% (June 30, 2020: 73.7%) of the Group’s revenue depended on three customers, 20.4%, 15.7%, and 14.7% respectively (June 30, 2020: five customers, 21.6%, 15.9%, 13.3%, 12.6%, and 10.3% respectively).

During the six months ended June 30, 2021, 51.2% (June 30, 2020: 57.1%) of the Group’s revenue depended on four customers, 15.0%, 13.9%, 11.5%, and 10.8% respectively (June 30, 2020: four customers, 19.4%, 14.3%, 12.0%, and 11.4% respectively).

The Group’s non-current assets are allocated to geographic areas as follows:

	June 30, 2021
	Canada	United States	Total
	$	$	$
Property, plant and equipment	8,185,643	1,152,907	9,338,550
Right-of-use assets	8,045,715	2,684,848	10,730,563
Intangible assets	55,361,008	5,621,962	60,982,970
Contract asset	14,436,062	—	14,436,062

	86,028,428	9,459,717	95,488,145

	December 31, 2020
	Canada	United States	Total
	$	$	$
Property, plant and equipment	5,050,367	396,440	5,446,807
Right-of-use assets	5,586,207	1,912,517	7,498,724
Intangible assets	36,615,165	5,475,678	42,090,843
Contract asset	14,327,709	—	14,327,709

	61,579,448	7,784,635	69,364,083

The Lion Electric Company

Notes to Condensed Interim Consolidated Financial Statements

As at and for the three and six months ended June 30, 2021 and 2020

(Unaudited, in US dollars, except number of shares)

7 - LEASE OBLIGATIONS

Right-of-use assets

	Premises	Rolling stock	Total
	$	$	$
Balance at January 1, 2021	7,353,957	144,767	7,498,724
Additions	3,953,671	143,512	4,097,183
Amortization	(1,054,797)	(34,304)	(1,089,101)
Foreign currency translation adjustment	219,136	4,621	223,757

Balance at June 30, 2021	10,471,967	258,596	10,730,563

Balance at January 1, 2020	6,371,563	202,401	6,573,964
Additions	2,177,758	19,204	2,196,962
Amortization	(1,366,378)	(77,826)	(1,444,204)
Foreign currency translation adjustment	171,014	988	172,002

Balance at December 31, 2020	7,353,957	144,767	7,498,724

Lease liabilities

$
Balance at January 1, 2021	7,719,108
Additions	4,097,183
Lease payments	(1,029,975)
Foreign exchange gain	(121,225)
Foreign currency translation adjustment	230,391

Balance at June 30, 2021	10,895,482
Current portion	2,436,053

Non-current portion	8,459,429

Balance at January 1, 2020	6,669,787
Additions	2,196,962
Lease payments	(1,327,707)
Foreign currency translation adjustment	180,066

Balance at December 31, 2020	7,719,108
Current portion	1,814,635

Non-current portion	5,904,473

The Lion Electric Company

Notes to Condensed Interim Consolidated Financial Statements

As at and for the three and six months ended June 30, 2021 and 2020

(Unaudited, in US dollars, except number of shares)

8 - FINANCIAL ASSETS AND LIABILITIES

8.1	Categories of financial assets and financial liabilities

The classification of financial instruments is summarized as follows:

	Classifications	June 30, 2021	December 31, 2020
		$	$
FINANCIAL ASSETS Cash	Amortized cost	364,304,209	—
Trade and other receivables	Amortized cost	19,341,398	8,692,439
Incentives from “support program for the deployment of electric school buses” and from “zero-emission truck and bus program” receivable	Amortized cost	6,010,660	5,216,118
Other government assistance receivable	Amortized cost	868,632	724,367
FINANCIAL LIABILITIES
Bank overdraft	Amortized cost	—	91,076
Credit facilities	Amortized cost	—	18,209,335
Loans on research and development tax credits and subsidies receivable	Amortized cost	10,890,591	10,433,572
Trade and other payables	Amortized cost	23,835,366	9,413,387
Long-term debt	Amortized cost	2,904,987	26,817,815
Convertible debt instruments	Amortized cost	—	18,866,890
Share warrant obligations	FVTPL	297,439,350	31,549,033
Common shares, retractable	Amortized cost	—	25,855,509

8.2	Fair value of financial instruments

Current financial instruments that are not measured at fair value on the consolidated statement of financial position are represented by trade and other receivables, incentives from “support program for the deployment of electric school buses” and from “zero-emission truck and bus program” receivable, other government assistance receivable, bank overdraft, credit facilities, loans on research and development tax credits and subsidies receivable and trade and other payables. Their carrying values are considered to be a reasonable approximation of their fair value because of their short-term maturity and / or contractual terms of these instruments.

As of June 30, 2021 and December 31, 2020, the fair value of long-term debt, the convertible debt instruments and the common shares, retractable was based on discounted cash flows and was not materially different from its carrying value because there was no material change in the assumptions used for fair value determination at inception. Therefore, their principal amount approximated their fair value. The long-term debt, convertible debt instruments and common shares, retractable are categorized in Level 2 of the fair value hierarchy.

The fair value of the share warrant obligations was determined as described in Note 9.

The Lion Electric Company

Notes to Condensed Interim Consolidated Financial Statements

As at and for the three and six months ended June 30, 2021 and 2020

(Unaudited, in US dollars, except number of shares)

9 - SHARE WARRANT OBLIGATIONS

9.1	Warrants issued to a customer

On July 1, 2020, in connection with the entering into of a master purchase agreement and a work order (collectively, the “MPA”) with Amazon Logistics, Inc., the Company issued a warrant to purchase common shares of the Company (the “Warrant”) to Amazon.com NV Investment Holdings LLC (the “Warrantholder”) which vests, subject to the terms and conditions contained therein, based on the aggregate amount of spending by Amazon.com, Inc. and its affiliates on the Group’s products or services.

The Group determined that the Warrant is a derivative instrument and should be classified as a liability in accordance with IAS 32 - Financial Instruments: Presentation and IFRS 9 - Financial Instruments. The vested portion of the Warrant is initially recorded at fair value and then revalued at each reporting date with a corresponding contract asset recognized at inception.

The fair value of the Warrant was determined using the Black-Scholes option pricing model taking into account the following assumptions:

	June 30, 2021	December 31, 2020
Exercise price ($)	5.66	5.66
Share price ($)	19.44	10.00
Volatility (%)	40%	40%
Risk-free interest rate (%)	1.15%	0.69%
Expected warrant life (years)	7.00	7.50

The Group has recognized the following contract asset and share warrant obligation:

	June 30, 2021	December 31, 2020
	$	$
Contract asset
Beginning balance	14,327,709	13,427,493
Amortization	(284,625)	—
Foreign currency translation adjustment	392,978	900,216

Total contract asset	14,436,062	14,327,709

Share warrant obligation
Beginning balance	31,549,033	13,227,703
Fair value adjustment	46,113,917	16,847,470
Foreign currency translation adjustment	378,874	1,473,860

Total share warrant obligation	78,041,824	31,549,033

The Lion Electric Company

Notes to Condensed Interim Consolidated Financial Statements

As at and for the three and six months ended June 30, 2021 and 2020

(Unaudited, in US dollars, except number of shares)

9 - SHARE WARRANT OBLIGATIONS (CONTINUED)

9.2	Warrants issued as part of the business combination transaction

Upon completion of the Transaction on May 6, 2021, each outstanding warrant to purchase shares of NGA’s common stock was converted into a warrant to acquire one common share of the Company, at a price of $11.50 per share. A total of 27,111,741 NGA warrants were converted into 27,111,741 warrants of the Company, 15,972,672 of which are publicly traded and 11,139,069 of which are private.

The Group determined that the warrants are derivative instruments and should be classified as a liability in accordance with IAS 32 - Financial Instruments: Presentation and IFRS 9 - Financial Instruments. The warrants are initially recorded at fair value and then revalued at each reporting date.

Each public warrant entitles the holder to purchase one common share for a price $11.50 per share. The public warrants become exercisable upon the later of (i) 30 days after the completion of a business combination transaction and (ii) 12 months following the NGA IPO date (August 20, 2020) and will expire five years after the completion of the business combination transaction, or earlier upon redemption or liquidation. The Company may redeem the outstanding public warrants after they become exercisable, in whole at a price of $0.01 per public warrant, provided that the last reported sales price of the Company’s common shares equals or exceeds $18.00 per share for any 20 trading days within a 30 trading-day period commencing once the public warrants become exercisable and ending on the third trading day prior to the date on which the Company gives proper notice of such redemption.

The fair value of the public warrants were determined using their market trading price as follows:

	June 30, 2021	May 6, 2021
Warrant price ($)	6.51	6.00

Each private warrant entitles the holder to purchase one common share for a price of $11.50 per share and become exercisable 30 days following the completion of the business combination transaction and will expire five years after the completion of the business combination transaction. The private warrants are not redeemable by the Company so long as they are held by the NGA Sponsor or its permitted transferees. The fair value of the private warrants was determined using the Black-Scholes option pricing model taking into account the following assumptions:

	June 30, 2021	May 6, 2021
Exercise price ($)	11.50	11.50
Share price ($)	19.44	16.17
Volatility (%)	40%	29%
Risk-free interest rate (%)	0.98%	0.91%
Expected warrant life (years)	4.83	5.00

The Lion Electric Company

Notes to Condensed Interim Consolidated Financial Statements

As at and for the three and six months ended June 30, 2021 and 2020

(Unaudited, in US dollars, except number of shares)

9 - SHARE WARRANT OBLIGATIONS (CONTINUED)

9.2	Warrants issued as part of the business combination transaction (continued)

The Group has recognized the following warrant obligations:

	Public warrants	Private warrants	Total
	$	$	$
Beginning balance at May 6, 2021	95,836,032	73,616,827	169,452,859
Fair value adjustment	9,741,984	43,359,313	53,101,297
Foreign currency translation adjustment	(1,595,921)	(1,560,709)	(3,156,630)

Balance at June 30, 2021	103,982,095	115,415,431	219,397,526

10 - SHARE-BASED COMPENSATION

The following table summarizes share-based compensation costs recorded and included in administrative and selling expenses during the three and six months ended June 30, 2021 and 2020:

	Three months ended		Six months ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
	$	$	$	$
Administrative expenses	44,761,756	224,493	47,820,351	415,697
Selling expenses	10,037,740	55,072	12,184,497	114,911

	54,799,496	279,565	60,004,848	530,608

The following table summarizes share-based compensation liabilities recorded in the condensed interim statements of financial position:

	June 30, 2021	December 31, 2020
	$	$
Share-based compensation liability, current	—	35,573,558
Share-based compensation liability, non-current	—	35,126,025

	—	70,699,583

The Lion Electric Company

Notes to Condensed Interim Consolidated Financial Statements

As at and for the three and six months ended June 30, 2021 and 2020

(Unaudited, in US dollars, except number of shares)

10 - SHARE-BASED COMPENSATION (CONTINUED)

Stock Options

As of May 6, 2021, the cash settlement option in the Company’s stock option plan was removed. As a result, the liability for share-based compensation was re-measured to fair value at May 6, 2021, with changes in fair value recognized in net earnings, and the resulting fair value of $130,276,188 was transferred to contributed surplus within shareholders’ equity (deficiency). The following principal weighted assumptions were used in the Black-Scholes option pricing model to remeasure the share-based compensation liability relating to stock options as at May 6, 2021:

May 6, 2021
Exercise price (CA $)	1.17
Share price (CA $)	19.73
Volatility (%)	40%
Risk-free interest rate (%)	1.40%
Expected option life (years)	7.58

The following table summarizes the average values for the assumptions used in the Black-Scholes option pricing model for the stock option grants during the three and six months ended June 30, 2021:

June 30, 2021
Exercise price (CA$)	23.02
Share price (CA$)	23.02
Volatility (%)	40%
Risk-free interest rate (%)	1.17%
Expected option life (years)	7.50

The following table summarizes the information relating to stock options outstanding:

	As at June 30, 2021
	Number of stock options	Remaining contractual life (years)	Number of stock options exercisable
Exercise price
CA$0.93 (issued in 2018)	5,867,398	6.45	4,244,239
CA$0.93 (issued in 2019)	4,024,907	8.27	1,271,883
CA$6.90 (issued in 2020)	412,890	9.21	—
CA$23.02 (issued in 2021)	253,865	10.0	—

	10,559,060		5,516,122

The Lion Electric Company

Notes to Condensed Interim Consolidated Financial Statements

As at and for the three and six months ended June 30, 2021 and 2020

(Unaudited, in US dollars, except number of shares)

10 - SHARE-BASED COMPENSATION (CONTINUED)

Stock Options (continued)

	As at December 31, 2020
	Number of stock options	Remaining contractual life (years)	Number of stock options exercisable
Exercise price
CA$0.93 (issued in 2018)	5,902,399	6.86	4,205,458
CA$0.93 (issued in 2019)	4,059,906	8.78	1,014,979
CA$6.90 (issued in 2020)	412,890	9.71	—

	10,375,195		5,220,437

During the three and six months ended June 30, 2021, 253,865 stock options were issued at a weighted average exercise price of CA$23.02, and 70,000 stock options were exercised at a weighted average exercise price of CA$0.93.

Restricted Share Units

During the three months ended June 30, 2021, the Company approved a restricted share unit (“RSU”) plan for officers and other key employees of the Group. A RSU represents the right of an individual to receive one common share of the Company on the vesting date without any monetary consideration being paid to the Company. All RSUs vest within a maximum three-year vesting period and they can be settled in cash based on the Company’s share price on the vesting date, or through the delivery of common shares issued from treasury or purchased on the open market, at the Company’s option. RSUs are expected to be settled in common shares purchased on the open market. As at June 30, 2021, none of the outstanding RSUs were vested. Compensation cost for RSUs is measured at the fair value of the underlying common share at the grant date and is expensed over the award’s vesting period. Compensation expense is recognized in net earnings with a corresponding increase in contributed surplus.

During the three months ended June 30, 2021, 17,145 RSUs were granted at the weighted average exercise price of CA$23.02 and remained outstanding with a remaining contractual life of 3 years as at June 30, 2021.

11 - CONVERTIBLE DEBT INSTRUMENTS

	March 2020 Convertible Loan	September 2020 Convertible Debenture	Total Convertible Debt Instruments	Conversion Option
	$	$	$	$
Balance at January 1, 2021	3,676,252	15,190,638	18,866,890	1,472,520
Accretion expense	483,050	2,020,047	2,503,097	—
Foreign currency translation adjustment	216,480	844,081	1,060,561	—
Repayment	(4,375,782)	(18,054,766)	(22,430,548)	(1,472,520)

Balance at June 30, 2021	—	—	—	—

The Lion Electric Company

Notes to Condensed Interim Consolidated Financial Statements

As at and for the three and six months ended June 30, 2021 and 2020

(Unaudited, in US dollars, except number of shares)

11 - CONVERTIBLE DEBT INSTRUMENTS (CONTINUED)

	March 2020 Convertible Loan	September 2020 Convertible Debenture	Total Convertible Debt Instruments	Conversion Option
	$	$	$	$
Beginning balance	—	—	—	—
Issuance of March 2020 Convertible Loan	3,741,675	—	3,741,675	—
Conversion option – March 2020
Convertible Loan	(422,940)	—	(422,940)	422,940
Issuance of September 2020
Convertible Debenture	—	15,340,000	15,340,000	—
Conversion option – September 2020
Convertible Debenture	—	(1,049,580)	(1,049,580)	1,049,580
Accretion expense	278,725	886,250	1,164,975	—
Less: financing fees	(70,376)	(313,131)	(383,507)	—
Foreign currency translation adjustment	149,168	327,099	476,267	—

Ending balance	3,676,252	15,190,638	18,866,890	1,472,520

March 2020 Convertible Loan

In March 2020, the Company completed a financing through the issuance of an unsecured convertible loan (the “March 2020 Convertible Loan”) to Investissement Québec in the principal amount of $3,741,675 (CA$5,000,000). An amount of $70,376 (CA$94,043) in financing fees was incurred as a direct cost in the closing of the financing. This balance was capitalized and netted against the proceeds received from the issuance of the March 2020 Convertible Loan. Since the financial instrument meets the “Fixed for Fixed” criteria under IAS 32 – Financial Instruments: Presentation (“IAS 32”), the conversion option was classified as an equity instrument at the issuance date and was not subsequently remeasured. The debt portion of the March 2020 Convertible Loan was recorded at the estimated fair value of $3,318,735 (CA$4,400,000) using an effective interest rate of 10.76% per annum at the time of issuance with the residual value of $422,940 (CA$600,000) recorded as separate component of equity. On May 6, 2021 the Company repaid the March 2020 Convertible Loan in full (including accreted interest).

The Lion Electric Company

Notes to Condensed Interim Consolidated Financial Statements

As at and for the three and six months ended June 30, 2021 and 2020

(Unaudited, in US dollars, except number of shares)

11 - CONVERTIBLE DEBT INSTRUMENTS (CONTINUED)

September 2020 Convertible Loan

In September 2020, the Company completed a financing through the issuance of an unsecured convertible debenture (the “September 2020 Convertible Debenture”) to Investissement Québec in the principal amount of $15,340,000 (CA$20,000,000). An amount of $313,131 (CA$417,675) in financing fees was incurred as a direct cost in the closing of the financing. This balance was capitalized and netted against the proceeds received from the issuance of the September 2020 Convertible Debenture. Since the financial instrument meets the “Fixed for Fixed” criteria under IAS 32, the conversion option was classified as an equity instrument at the issuance date and is not subsequently remeasured. The debt portion of the September 2020 Convertible Debenture was recorded at the estimated fair value of $14,290,420 (CA$18,600,000) using an effective interest rate of 20.52% per annum at the time of issuance with the residual value of $1,049,580 (CA$1,400,000) recorded as a separate component in equity. On May 6, 2021 the Company repaid the September 2020 Convertible Debenture in full (including accreted interest).

12 - FINANCE COSTS

Finance costs for the reporting periods consist of the following:

	Three months ended		Six months ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
	$	$	$	$
Interest on long-term debt	260,225	96,409	436,744	179,352
Interest on current debt	374,234	259,237	1,453,262	555,858
Interest on lease liabilities	107,732	64,928	189,605	130,952
Interest on convertible debt instruments	1,705,883	76,893	2,503,097	101,781
Accretion expense on balance of purchase price payable related to the acquisition of the dealership rights	133,724	200,979	286,844	409,697
Accretion expense on common shares, retractable	415,850	1,182,254	2,031,863	2,378,675
Other financing fees	3,986	4,323	7,608	8,208

	3,001,634	1,885,023	6,909,023	3,764,523

The Lion Electric Company

Notes to Condensed Interim Consolidated Financial Statements

As at and for the three and six months ended June 30, 2021 and 2020

(Unaudited, in US dollars, except number of shares)

13 - EARNINGS PER SHARE

	Three months ended		Six months ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
	$	$	$	$
Net loss - basic and diluted	(178,490,141)	(1,323,635)	(194,604,004)	(6,992,914)
Basic weighted average number of common shares outstanding	158,199,934	110,551,314	134,375,624	110,551,314

Basic loss per share	(1.13)	(0.01)	(1.45)	(0.06)

Basic weighted average number of common shares outstanding	158,199,934	110,551,314	134,375,624	110,551,314
Plus dilutive impact of stock options and warrants	—	—	—	—
Diluted weighted average number of common shares outstanding	158,199,934	110,551,314	134,375,624	110,551,314

Diluted loss per share	(1.13)	(0.01)	(1.45)	(0.06)

Excluded from the above calculation for the three and six months ended June 30, 2021 are 10,559,060 stock options (2020 – 9,962,306), 32,414,252 share warrants (2020 - nil), and 17,145 RSUs (2020 – nil) which are deemed to be anti-dilutive as they would have the effect of decreasing the loss per share.

14 - SUPPLEMENTAL CASH FLOW DISCLOSURE:

The net changes in non-cash working capital items are detailed as follows:

	Three months ended		Six months ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
	$	$	$	$
Inventories	(11,050,160)	(6,672,781)	(20,292,056)	(11,052,344)
Accounts receivable	(14,259,560)	1,135,569	(9,912,221)	5,997,530
Prepaid expenses	(4,450,691)	(135,637)	(4,909,335)	(975,627)
Trade and other payables (1)	10,102,322	1,932,897	12,860,669	(25,149)

	(19,658,089)	(3,739,952)	(22,252,943)	(6,055,590)

(1)	Includes $1,666,249 of payables related to the acquisition of intangible assets for the three and six months ended June 30, 2021.

The Lion Electric Company

Notes to Condensed Interim Consolidated Financial Statements

As at and for the three and six months ended June 30, 2021 and 2020

(Unaudited, in US dollars, except number of shares)

15 - COVID-19

In March 2020, the decree of a COVID-19 state of pandemic and the numerous measures put in place by the federal, provincial and municipal governments to protect the public, which had impacts on the Group’s operations. This state of pandemic could cause significant changes to the assets or liabilities and / or have a significant impact on future operations.

There continues to be significant uncertainty surrounding the COVID-19 pandemic that had a material negative impact on the global economy in 2020 and will likely continue having a negative impact in 2021 and perhaps beyond. Given the dynamic nature of the pandemic, as demonstrated by the emergence of COVID-19 variants and varying rates of vaccination amongst various countries, the extent to which it impacts the Group’s future results will depend on unknown future developments and any further impact on the global economy and the markets in which the Group operates and sells its products, including Canada and the United States of America. Accordingly, as of the date of completion of these financial statements, management was not able to assess the short-term financial impact of these events at this time but continues to closely monitor the evolving situation.

16 - SUBSEQUENT EVENT

On August 11, 2021, Lion entered into a new credit agreement with a syndicate of lenders represented by National Bank of Canada as administrative agent and collateral agent and including Bank of Montreal and Desjardins Capital Markets (the “Revolving Credit Agreement”). The Revolving Credit Agreement provides for a committed revolving credit facility in the maximum principal amount of $100,000,000. Such credit facility bears interest at a floating rate by reference to the Canadian prime rate or the CDOR rate and/or bankers’ acceptances, if in Canadian dollars, or the U.S. base rate or LIBOR, if in US dollars, as applicable, plus the relevant applicable margin. The obligations under the Revolving Credit Agreement are secured by a first priority security interest, hypothec and lien on substantially all of Lion’s and its existing subsidiaries’ property and assets (subject to certain exceptions and limitations). The Revolving Credit Agreement includes certain customary affirmative covenants, restrictions and negative covenants on Lion’s and its subsidiaries’ activities, subject to certain exceptions, baskets and thresholds. The Revolving Credit Agreement also provides for customary events of default, in each case, subject to customary grace periods, baskets and materiality thresholds. Finally, the Revolving Credit Agreement also requires Lion to maintain certain financial ratios.